Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2023 and December 31, 2022 and for the Six Months Ended June 30, 2023 and 2022

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss	2
Condensed Consolidated Interim Statement of Financial Position	3
Condensed Consolidated Interim Statement of Changes in Equity	4
Condensed Consolidated Interim Statement of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	6

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss (unaudited)

For the Six Months Ended June 30, 2023 and 2022 (in CHF)

		SIX MONTHS ENDED
		JUNE 30
	Note	2023	2022
Revenue		105,469	290,798
Cost of Sales		(212,181)	(1,192,232)
Gross profit		(106,712)	(901,434)
Other operating income		111,405	255,820
Research and development		(2,261,154)	(3,563,883)
Sales and marketing		(160,936)	(2,129,881)
General and administrative		(2,168,953)	(2,076,383)
Operating loss		(4,586,350)	(8,415,761)
Finance expense	7	(861,118)	(377,985)
Finance income	7	37,018	509,143
Loss before tax		(5,410,450)	(8,284,603)
Income tax gain/(loss)	3	(10,596)	46,085
Net loss attributable to owners of the Company		(5,421,046)	(8,238,518)
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0		(28,847)	209,526
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0		137,747	(63,477)
Other comprehensive income, net of taxes of CHF 0		108,900	146,049
Total comprehensive loss attributable to owners of the Company		(5,312,146)	(8,092,469)

Basic and diluted loss per share	9	(1.29)	(10.63)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)

As of June 30, 2023 and December 31, 2022 (in CHF)

		JUNE 30,	DECEMBER 31,
	Note	2023	2022
ASSETS
Non-current assets
Property and equipment		1	1
Right-of-use assets		387,737	445,827
Intangible assets	2	3,893,681	3,893,681
Other non-current financial assets		192,958	194,263
Total non-current assets		4,474,377	4,533,772

Current assets
Inventories		270,503	11,644
Trade receivables		31,813	6,525
Other receivables	2	756,234	755,987
Prepayments		374,376	709,266
Derivative financial instruments		247,090	270,176
Cash and cash equivalents		49,569	15,395
Total current assets		1,729,585	1,768,993

Total assets		6,203,962	6,302,765

EQUITY AND LIABILITIES
Equity
Share capital	4	1,590,801	236,011
Share premium	4	15,560,642	192,622,406
Other reserves		871,633	258,044
Accumulated deficit	4	(19,847,641)	(201,431,272)
Total shareholders’ equity attributable to owners of the Company		(1,824,565)	(8,314,811)

Non-current liabilities
Loan	2, 5	930,561	-
Non-current lease liabilities		287,808	343,629
Employee benefits		381,362	336,206
Deferred income		932,200	932,200
Deferred tax liabilities	3	129,291	125,870
Total non-current liabilities		2,661,222	1,737,905

Current liabilities
Loan	5	2,130,340	5,869,797
Current lease liabilities		118,229	117,856
Trade and other payables		1,964,138	4,914,404
Accrued expenses		1,154,598	1,977,614
Total current liabilities		5,367,305	12,879,671
Total liabilities		8,028,527	14,617,576
Total equity and liabilities		6,203,962	6,302,765

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)

As of June 30, 2023 and 2022 (in CHF)

		ATTRIBUTABLE TO OWNERS OF THE COMPANY
				LOANS,	FX
		SHARE	SHARE	EQUITY	TRANSLATION	ACCUMULATED	TOTAL
	NOTE	CAPITAL	PREMIUM	COMPONENT	RESERVE	DEFICIT	EQUITY
As of January 1, 2022		149,643	188,511,476	—	62,069	(175,686,937)	13,036,251
Total comprehensive loss
Net loss		—	—	—	—	(8,238,518)	(8,238,518)
Other comprehensive (loss)/income		—	—	—	(63,477)	209,526	146,049
Total comprehensive loss		—	—	—	(63,477)	(8,028,992)	(8,092,469)
Transactions with owners of the Company
Capital increase	4	21,000	1,597,374	—	—	—	1,618,374
Share based payments	6	—	—	—	—	180,808	180,808
Balance at June 30, 2022	4	170,643	190,108,850	—	(1,408)	(183,535,121)	6,742,964

As of January 1, 2023		236,011	192,622,406	134,929	123,115	(201,431,272)	(8,314,811)
Total comprehensive loss
Net loss		—	—	—	—	(5,421,046)	(5,421,046)
Other comprehensive income/(loss)		—	—	—	137,747	(28,847)	108,900
Total comprehensive income/(loss)		—	—	—	137,747	(5,449,893)	(5,312,146)
Transactions with owners of the Company
Capital increase	4	486,588	5,035,157	—	—	—	5,521,745
Transaction costs		—	(146,416)	—	—	—	(146,416)
Conversion of convertible loan		868,202	4,901,740	—	—	—	5,769,942
Recognition of equity components of convertible loan with warrants		—	—	475,842	—	—	475,842
Reduction of share premium		—	(186,852,245)	—	—	186,852,245	—
Share based payments	6	—	—	—	—	181,279	181,279
Balance at June 30, 2023	4	1,590,801	15,560,642	610,771	260,862	(19,847,641)	(1,824,565)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)

For the Six Months Ended June 30, 2023 and 2022 (in CHF)

		SIX MONTHS	SIX MONTHS
		ENDED	ENDED
	Note	JUNE, 2023	JUNE, 2022
Cash flows from operating activities
Net loss		(5,421,046)	(8,238,518)
Adjustments for:
Depreciation		59,652	59,444
Deferred income		-	932,200
Unrealized foreign currency exchange (gain)/loss, net		66,682	(33,129)
Net interest expense		518,838	366,343
Share based payments	6	181,279	180,808
Employee benefits		16,310	56,381
Transaction costs		-	1,138
Revaluation loss/(gain) derivative financial instruments		204,344	(450,847)
(Gain)/loss on modification/derecognition of financial instruments		(29,461)	-
Deferred tax (gain)/loss	3	10,597	(47,316)
		(4,392,805)	(7,173,496)

Changes in:
Inventories		(258,858)	692,855
Other receivables		(62,835)	23,346
Prepayments		324,312	785,834
Trade and other payables		(2,909,610)	(419,075)
Accrued expenses		(415,653)	506,806
Net cash used in operating activities		(7,715,449)	(5,583,730)

Cash flows from investing activities
Purchase of intangibles		-	(1,533,568)
Interest received		240	-
Net cash used in investing activities		240	(1,533,568)

Cash flows from financing activities
Proceeds from equity issuance and public offering	4	5,521,745	1,618,374
Transaction costs		(146,416)	-
Proceeds from loan	5	2,500,000	4,988,626
Repayment of loan	5	(100,000)	-
Repayment of lease liability		(57,011)	(56,682)
Interest paid		(19,336)	(8,413)
Net cash from financing activities		7,698,982	6,541,905

Net increase/(decrease) in cash and cash equivalents		(16,227)	(575,393)
Cash and cash equivalents at beginning of the period		15,395	984,191
Net effect of currency translation on cash		50,401	(36,151)
Cash and cash equivalents at end of the period		49,569	372,647

Non-cash transactions

Changes in loans for the six months ended June 30, 2023, include the conversion of the CHF 5 million 2022 FiveT convertible loan (see Note 5).

Changes in inventories for the six months ended June 30, 2023, include a write-down of inventories of CHF 0.0 million (June 30, 2022: 0.8 million).

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Altamira Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2023 and December 31, 2022 and for the Six Months Ended June 30, 2023 and 2022 (in CHF)

1. Reporting Entity

Altamira Therapeutics Ltd. (the “Company”) is an exempted company incorporated under the laws of Bermuda. The Company began its operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG. Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). The Company’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On July 21, 2021, the Company changed its name to Altamira Therapeutics Ltd. Since July 26, 2021, the Company’s common shares are traded under the trading symbol “CYTO”. On October 25, 2022, the Company effected a one-for-twenty reverse share split (the “2022 Reverse Share Split”) of the Company’s issued and outstanding common shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the 2022 Reverse Share Split, as if such 2022 Reverse Share Split occurred on the first day of the periods presented.

These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Company” and individually as “Company entities”). The Company is the ultimate parent of the following Company entities:

●	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

●	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

●	Altamira Therapeutics, Inc., Dover, Delaware, United States (100%) with a nominal share capital of USD 100

●	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

●	Altamira Therapeutics AG, Basel, Switzerland (100%) with a nominal share capital of CHF 100,000

●	Auris Medical Pty Ltd, Melbourne, Australia (100%) with a nominal share capital of AUD 100

●	Altamira Medica AG, Zug, Switzerland (100%) with a nominal share capital of CHF 3,000,000

The Company is a clinical and commercial-stage biopharmaceutical company developing therapeutics that address important unmet medical needs. It is currently active in two areas: the development of RNA delivery technology and therapeutics for extrahepatic targets (OligoPhore™ / SemaPhore™ platforms; AM-401 for the treatment of KRAS driven cancer, AM-411 for the treatment of rheumatoid arthritis; preclinical), and nasal sprays for protection against airborne allergens, and where approved, viruses (Bentrio®; commercial) or the treatment of vertigo (AM-125; Phase 2). The Company has announced its intention to reposition its activities around RNA delivery technology while exploring strategic options to either divest its non-RNA traditional businesses or partner them with one or several other companies. In particular, the Company announced that it is in active discussions for the divestiture or partnering of Bentrio® and inner ear therapeutics assets for certain territories.

2. Basis of Preparation

Statement of compliance

These condensed consolidated interim financial statements as of June 30, 2023 and for the six months ended June 30, 2023 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2022.

These condensed consolidated interim financial statements include all adjustments that are necessary to fairly state the results of the interim period. The Company believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2022 was derived from the audited consolidated financial statements. The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on September 11, 2023.

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Company’s reporting currency.

Significant accounting policies

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2022 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Company

IFRS 17 Insurance contracts	The Company does not have any contracts that meet the definition of insurance contracts as set out in IFRS 17
Amendments to IAS 1	Presentation of Financial Statements and IFRS Practice Statement 2 – Disclosure of Accounting Policies
Amendments to IAS 8	Accounting policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates
Amendments to IAS 12	Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The application of these new standards, amendments to standards and interpretations did not have material impact on the financial statements of the Company.

Convertible loan

The convertible loan obtained from FiveT Investment Management Ltd. in May 2023 (see Note 5) is classified as a compound financial instrument containing a host liability and two equity components (conversion right and warrants). The fair value of the liability component is determined by discounting the future cash flows at the rate of interest that would apply to an identical financial instrument without the conversion option. The fair value determined in this way is CHF 2,064,976. The equity components are then measured at the residual amount, by deducting the amount calculated for the liability component from the fair value of the instrument as a whole; accordingly, CHF 94,485 were allocated to the conversion right and CHF 340,539 to the warrants. The residual amount is allocated to the two equity components based on their relative fair values.

The host liability is then subsequently measured at amortized cost, using the effective interest rate method.

Amendments to loan agreements

On May 12, 2023, the Company and the lenders of loans granted in September and December 2022 with a total notional amount of CHF 950,000 amended the respective loan agreements. The maturity date of the loans was extended from May 31, 2023 to July 31, 2023 and the strike price for the warrants attached to the loans was lowered. In addition, the Company and the lenders of the September 2022 loan with a notional amount of CHF 600,000 introduced a right for lenders to convert the loan into common shares of the Company at CHF 1.12 per common share.

The modifications to the December 2022 loans with a notional amount of CHF 250,000 and CHF 100,000, as well as the amendment dated April 6, 2023, to the September 2022 loan with a notional amount of CHF 600,000 were considered non-substantial. Accordingly, the carrying amount of the host liability was recalculated as the present value of the revised future cash flows with the adjustment of CHF 36,778 recognized as Gain on modification of financial instruments in the six months ended June 30, 2023. Because of the introduction of a conversion feature, the amendment dated May 12, 2023, to the September 2022 loan with a notional amount of CHF 600,000 was considered substantial. The substantial modification was accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference of CHF 7,317 between the carrying amount of the original financial liability and the fair value of the new financial liability was recognized as Loss on derecognition of financial instruments in the six months ended June 30, 2023.

No gain or loss on modification was recognized on the existing warrants (financial equity instruments). The introduced conversion right at fair value of CHF 40,818 is also classified as an equity instrument and was recognized through profit and loss at the date of modification.

Intangible assets

As of June 30, 2023, intangible assets amounted to CHF 3,893,681, unchanged compared to December 31, 2022. These intangibles consist essentially of a world-wide exclusive license granted by Washington University to exploit its intellectual property related to a peptide-based RNA delivery platform.

Other receivables

Other receivables mainly relate to credits under the Australian R&D Tax Incentive program. As of June 30, 2023, the tax credit receivable of CHF 647,976 (December 31, 2022: CHF 643,508) relates to the reimbursement application for compensation of R&D expenditures incurred in 2022 and the amount receivable for compensation of R&D expenditures in the first six months of 2023.

Going concern

The Company has incurred recurring losses and negative cash flows from operations since inception and it expects to generate losses from operations for the foreseeable future primarily due to research and development costs for its potential product candidates. The Company expects its research and development expenses to remain significant as it advances or initiates the pre-clinical and clinical development of AM-401, AM-411 or any other product candidate. The Company expects its total cash need in 2023 to be in the range of CHF 12 to 14 million and in the 12 months from the issuance date of these financial statements to be in the range of CHF 12 to 14 million. In the first eight months of 2023, through the issuance date of the present financial statements, the Company raised in total CHF 11.8 million in funding, of which CHF 9.1 million were in equity from the issuance of common shares under the A.G.P. Sales Agreement, the 2022 LPC Purchase Agreement and a public offering of common shares, CHF 2.2 million through a convertible loan (the 2023 FiveT Loan; net of amortizations) and CHF 0.5 million from grants. Further, the 2022 convertible loan from FiveT got converted into equity in April 2023.

The Company anticipates to fund its cash needs from the date of the present financial statement through August 2024 through its cash position of CHF 50 thousand at June 30, 2023, revenues from Bentrio® product sales and licensing fees, proceeds from the planned divestiture or partnering of Bentrio® and the inner ear assets, the receipt of grants, licensing and service fees from collaborations in the field of RNA delivery as well as further issuances of common shares under the A.G.P. Sales Agreement or the 2022 LPC Purchase Agreement.

The Company’s assumptions may prove to be wrong, and the Company may have to use its capital resources sooner than it currently expects. As is often the case with drug development companies, the ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, in particular the intended divestiture or partnering of the Company’s legacy assets in the fields of inner ear therapeutics and OTC consumer health products, and from other sources of revenue such as grant funding. To the extent that the Company will be unable to generate sufficient cash proceeds from the planned divestiture or partnering of its legacy assets or other partnering activities, it will need substantial additional financing to meet its funding requirements. While Management and the Board of Directors continue to apply best efforts to evaluate available options, there is no guarantee that any transaction can be realized or that such transaction would generate sufficient funds to finance operations for twelve months from the issuance of these financial statements. These factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared on a going concern basis, which contemplates the continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The lack of a going concern assessment may negatively affect the valuation of the Company’s investments in its subsidiaries and result in a revaluation of these holdings. The Board of Directors will need to consider the interests of the Company’s creditors and take appropriate action to restructure the business if it appears that the Company is insolvent or likely to become insolvent.

The Company expects that it will require additional funding to continue its development activities for the OligoPhore™ and SemaPhore™ platforms and AM-401 and AM-411 product candidates. It also expects to continue to incur additional costs associated with operating as a public company. Should the Company be unable to raise sufficient funding through equity or debt financings, partnerships, collaborations, or other sources, it may elect to raise additional funding under the A.G.P. Sales Agreement or the 2022 LPC Purchase Agreement. The funding capacity under this financing instruments is $11.9 million and $9.1 million, respectively. Although these agreements are binding, the ability to raise capital under these programs is subject to market and contractual conditions and the availability of registration statements filed with the SEC.

Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable the Company to continue to implement its long-term business strategy. If additional capital is not available when required, the Company may need to delay or curtail its operations until such funding is received. The length of time and cost of developing the Company’s product candidates and/or failure of them at any stage of the approval process may materially affect the Company’s financial condition and future operations. Such matters are not within the control of the Company and thus all associated outcomes are uncertain. If the Company is not able to raise capital when needed, it could be forced to delay, reduce or eliminate its product development programs, which could materially harm the Company’s business, prospects, financial condition and operating results. This could then result in bankruptcy, or the liquidation of the Company.

Nasdaq Continued Listing Deficiencies

On May 25, 2023, the Company received written notification from the Listing Qualifications Department of Nasdaq indicating that based on the Company’s shareholders’ equity of $(8.3) million for the period ended December 31, 2022, the Company is no longer in compliance with the minimum shareholders’ equity requirement of $2.5 million as set forth in Nasdaq Listing Rule 5550(b)(1) for continued listing on Nasdaq. On July 10, 2023, the Company submitted a plan to Nasdaq to regain compliance with the Stockholders’ Equity Requirement, and on July 25, 2023 Nasdaq notified the Company that it would be granted an extension until November 21, 2023, to demonstrate compliance with Listing Rule 5550(b)(1) to meet the continued listing requirements of Nasdaq, conditioned upon the Company evidencing compliance with the listing rule.

In addition, on June 26, 2023 the Company received a letter from the Listings Qualifications Department of Nasdaq notifying the Company that the minimum bid price per share for its common shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Deficiency”). This Nasdaq notification does not result in the immediate delisting of the Company’s common shares, and the shares will continue to trade uninterrupted.

The Company has a compliance period of 180 calendar days (the “Compliance Period”), i.e. up to December 26, 2023, to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 days. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to remediate the deficiency during the second compliance period, by effecting a reverse share split, if necessary.

3. Taxation

The Company’s income tax expense recognized in the condensed interim consolidated statement of profit or loss is presented as follows:

	SIX MONTHS ENDED
	June 30,	June 30,
	2023	2022
Current income tax expense	-	(1,231)
Deferred income tax gain/(loss)	(10,596)	47,316
Total income tax gain/(loss)	(10,596)	46,085

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of June 30, 2023 and December 31, 2022, is presented below:

	June 30,	December 31,
	2023	2022
Deferred tax liabilities
Other receivables	(168,474)	(167,299)
Total	(168,474)	(167,299)
Deferred tax assets
Net operating loss (NOL)	39,183	41,429
Total	39,183	41,429
Deferred tax, net	(129,291)	(125,870)

4. Capital and Reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares Number
	2023	2022
As of January 1	1,180,053	748,213
Common shares issued	6,773,951	105,000
Total, as of June 30	7,954,004	853,213

As of June 30, 2023, the par value of the 7,954,004 issued shares amounted to CHF 1,590,800.80 with a par value of CHF 0.20 for each common share (as of June 30, 2022, the par value of 853,213 issued shares amounted to CHF 170,642.60 with a par value of CHF 0.20 for each common share).

Share premium

At the annual general meeting of the Company held on June 27, 2023, the shareholders approved the reduction of the share premium account in the amount of CHF 186,852,245 and to credit the amount of the reduction to accumulated deficit.

Equity offerings

On April 13, 2023, the Company and FiveT Investment Management Ltd. (“FiveT IM”) entered into an amendment to the 2022 FiveT Loan (see Note 5; the “FiveT Loan Amendment”), which amended the conversion price of the 2022 FiveT Loan to a fixed price equal to the lower of (a) the mean daily trading volume weighted average price (“VWAP”) of the Company’s common shares on the Nasdaq Stock Market on the 20 trading days preceding the effective date of the FiveT Loan Amendment or (b) 90% of the VWAP on the effective date of the FiveT Loan Amendment. From April 13, 2023 to April 17, 2023, FiveT IM converted the entire 2022 FiveT Loan into an aggregate of 4,341,012 common shares at an average conversion price of $1.4475 per share (CHF 1.2845 per share). As a result, the 2022 FiveT Loan is no longer outstanding and has been terminated. The fair value of the embedded derivative in the 2022 FiveT Loan as of December 31, 2022, was zero. The amendment of the conversion price and the revaluation before conversion resulted in a revaluation loss from derivative financial instruments of CHF 181,258 recognized in the six-month period ended June 30, 2023.

On December 5, 2022, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“LPC” and the “2022 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to $10.0 million of our common shares over the 24-month term of the purchase agreement. As consideration for LPC’s irrevocable commitment to purchase common shares upon the terms of and subject to satisfaction of the conditions set forth in the 2022 Commitment Purchase Agreement, the Company agreed to issue 50,000 common shares immediately to LPC as commitment shares. In the first six months of 2023, we issued a total of 350,000 of our common shares to LPC for an aggregate amount of $854,475 (CHF 776,198) under the 2022 Commitment Purchase Agreement. The option related to the 2022 Commitment Purchase Agreement was initially recognized as a derivative asset at its fair value of CHF 270,176, representing the price paid to the counterparty for obtaining the right under the purchase agreement. The fair value is subsequently adjusted proportionally for the part of the right consumed, which resulted in a loss on derivative financial instruments of CHF 23,086 recognized in the six-month period ended June 30, 2023.

The 2022 Commitment Purchase Agreement effectively replaced the 2020 Commitment Purchase Agreement. Under the 2020 Commitment Purchase Agreement LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the Purchase Agreement. Prior to its termination we had issued 325,000 common shares for aggregate proceeds of $4.0 million to LPC under the 2020 Commitment Purchase Agreement.

On November 30, 2018, as amended on April 5, 2019 the Company entered into a sales agreement, as amended (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of USD 25.0 million. In the first six months of 2023, the Company sold 2,082,939 of its common shares for aggregate proceeds of $5,106,090.43 (CHF 4,745,547). As of the date of the present report, we have sold 2,470,249 of our common shares for an aggregate offering price of $13.1 million pursuant to the A.G.P. Sales Agreement.

As of June 30, 2023 the fair value of the warrants issued in the January 2018 Registered Offering amounted to zero, which was unchanged from the fair value in the first six months of 2022.

The warrants issued in the February 2017 public offering expired on February 22, 2022, without any warrants having been exercised.

Issue of common shares upon exercise of options

During the six months ended June 30, 2023, no options were exercised.

5. Loans

On May 1, 2023, the Company entered into a convertible loan agreement with FiveT IM, pursuant to which FiveT IM has agreed to loan to the Company CHF 2,500,000, which bears interest at the rate of 10% per annum and matures 22 months from May 4, 2023 (the “2023 FiveT Loan”). FiveT IM will have the right to convert all or part of the convertible loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that FiveT IM own no more than 4.99% of the common shares at any time. The conversion price was fixed at CHF 1.42 per common share (subject to adjustment for share splits or other similar events). Further, FiveT IM received warrants to purchase an aggregate of 1,625,487 common shares at an exercise price of CHF 1.538 per common share, which may be exercised up to five years.

Commencing 60 days after May 4, 2023, but not before July 1, 2023 and subject to availability of an effective registration statement, the Company must repay at least 1/20th of the outstanding loan plus accrued interest pro rata in monthly tranches which, at the Company’s discretion, may be paid at any time during the month either in: (i) cash plus 3% or (ii) common shares, or a combination of both. Such shares will be priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date. The Company may repay all or part of the convertible loan after three months. Until March 31, 2024, FiveT IM may cause the Company to redeem the convertible loan for cash in an amount of up to 20% of the cash proceeds from an out-licensing or divestiture transaction executed by the Company that results in gross cash proceeds of at least CHF 1,000,000.

On December 28, 2022, the Company entered into two separate loan agreements with two private investors (the “Private Lenders”), pursuant to which Private Lenders have agreed to loan to the Company an aggregate of CHF 250,000 and CHF 100,000, respectively, which loans bear interest at the rate of 5% per annum and mature as of May 30, 2023. The Company agreed to grant to the Private Lenders warrants to purchase an aggregate 33,700 and 13,480 common shares, respectively. The warrants are exercisable at an exercise price of CHF 4.4512 per share for up to five years from the date of issuance. On May 12, 2023, the Company and the Private Lenders entered into an amendment to the loan agreement, which extended the maturity date of the loan from May 31, 2023 to July 31, 2023 and lowered the strike price for the Warrants attached to the loan to CHF 0.881 per common share, which is the Swiss Franc equivalent of the trading volume weighted average price for common shares on the NASDAQ stock exchange on the trading day preceding the date of the amendment. The loans were repaid on July 15, 2023.

On September 9, 2022, the Company entered into a loan agreement with FiveT IM, Dominik Lysek and Thomas Meyer, the Company’s CEO (the “Lenders”), pursuant to which the Lenders have agreed to loan to the Company an aggregate of CHF 600,000 (the “September 2022 Loan Agreement”), which loan bears interest at the rate of 5% per annum and matures as of March 31, 2023. The Company agreed to issue to the Lenders warrants to purchase an aggregate 41,666 common shares. Such warrants became exercisable immediately at an exercise price of CHF 7.20 per share, may be exercised up to five years from the date of issuance and may be exercised on a cashless basis in certain circumstances specified therein. Mr. Meyer lent CHF 200,000 of the total principal amount. On May 12, 2023, the Company and the Lenders entered into an amendment to the loan agreement, which extended the maturity date of the loan from May 31, 2023 to July 31, 2023, introduced a right for Lenders to convert the loan into common shares of the Company at CHF 1.12 per common share, which is the Swiss Franc equivalent of 120% of the mean daily trading volume weighted average price for common shares on the NASDAQ stock exchange on the 20 trading days preceding the date of the amendment, and a right for the Company to repay the loan in common shares of the Company priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date, and lowered the strike price for the Warrants attached to the loan to CHF 0.881 per common share, which is the Swiss Franc equivalent of the trading volume weighted average price for common shares on the NASDAQ stock exchange on trading day preceding the date of the amendment. The loan was repaid on July 15, 2023.

On February 4, 2022, the Company entered into a convertible loan agreement (the “Loan Agreement”) with FiveT IM (the “Lender”), pursuant to which the Lender has agreed to loan to the Company CHF 5,000,000 (the “2022 FiveT Loan”), which bears interest at the rate of 10% per annum and matures 12 months from the date (the “Disbursement Date”) the loan proceeds were disbursed to the Company, which occurred on February 8, 2022. The Company may prepay all or part of the loan after six months after the Disbursement Date; provided that the Company will pay an amount equal to 130% of the desired prepayment amount. The Lender has the right to convert all or part of the Loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that the Lender own no more than 9.99% of the common shares at any time. The conversion price of the loan into common shares is USD 38.916, which corresponds to 150% of USD 25.944 (the trading volume weighted average price, the “VWAP”, per common share on the NASDAQ stock exchange on the Disbursement Date), converted into Swiss Francs at the midpoint of the interbank exchange rate shown by UBS on the day of receipt of the conversion notice at 4:00 pm Central European Time. The conversion price shall be lowered in the event that the Company raises equity before the maturity date of the loan through a public or private offering of common shares at an issue price that is at least 10 (ten) below the VWAP (the “New Issue”), according to the formula set forth in the Loan Agreement (the “Adjustment”).

In April 2023, FiveT IM converted the entire loan into an aggregate of 4,341,012 common shares at an average conversion price of $1.4475 (CHF 1.2845) per share. The total amount converted including accrued interest was CHF 5,588,685 and the fair value of the shares issued upon conversion was CHF 5,769,942. See also Note 4.

6. Employee Benefits

	SIX MONTHS ENDED
	JUNE 30,	JUNE 30,
	2023	2022
Salaries	1,225,963	1,439,578
Pension costs	86,987	132,784
Share based compensation expense	181,279	180,808
Other employee costs and social benefits	148,838	157,358
Total employee benefits	1,643,067	1,910,528

Expenditures for employee benefits decreased in the first six months ended June 30, 2023 primarily due to decreased headcount compared to the first six months ended June 30, 2022. Share based compensation included expense related to employee stock options of CHF 181,279 in the first six months ended June 30, 2023 compared to CHF 180,808 in the first six months ended June 30, 2022.

A total of 506,973 options were granted in the six months ended June 30, 2023 (27,861 options in the corresponding six-month period in 2022). The exercise price of the options granted as share based compensation under the Equity Incentive Plan was USD 0.90 (for the six months ended June 30, 2022: USD 20.80). The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2022.

7. Finance Income and Finance Expense

	SIX MONTHS ENDED
	JUNE 30,	JUNE 30,
	2023	2022
Interest income	240	-
Net foreign exchange gain	-	58,293
Revaluation gain from derivative financial instrument	-	450,850
Gain on modification of financial instruments	36,778	-
Total finance income	37,018	509,143
Interest expense (incl. bank charges)	532,980	376,848
Net foreign exchange loss	116,477	-
Revaluation loss from derivative financial instrument	204,344	-
Loss on derecognition of financial instruments	7,317	-
Transaction Costs	-	1,137
Total finance expense	861,118	377,985
Finance income/(expense), net	(824,100)	131,158

8. Write-Down of Inventories

The Company’s inventory consists of finished goods and materials related to the product Bentrio, a drug-free nasal spray for protection against airborne viruses and allergens. Bentrio has a limited shelf life, which may affect the saleability of the product, and is packaged in various configurations (stock keeping units, “SKUs”) for different markets. During the six months ended June 30, 2023, the Company wrote down inventories by CHF 14,421 (CHF 764,844 for the period between January 1, 2022 and June 30, 2022), based on a management review for any obsolete or slow-moving items. The write-down is included in Cost of Sales in the condensed consolidated statement of profit or loss and other comprehensive income.

9. Loss per Share

	SIX MONTHS ENDED
	June 30,	June 30,
	2023	2022
Loss attributable to owners of the Company	(5,421,046)	(8,238,518)
Weighted average number of shares outstanding	4,199,091	774,898
Basic and diluted loss per share	(1.29)	(10.63)

For the six months ended June 30, 2023 and June 30, 2022 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans or for warrants, as they would be anti-dilutive. As of June 30, 2023, the Company had 653,957 options outstanding under its stock option plan. The average number of options outstanding between January 1, 2023 and June 30, 2023 was 285,122 (74,996 for the period between January 1, 2022 and June 30, 2022).

10. Events after the Reporting Period

Public offering

On July 6, 2023 we raised $5.0 million through the public offering of 11,111,112 common shares (or pre-funded warrants) at $0.45 each and 11,111,112 warrants with an exercise price of CHF 0.40 and a 5-year duration. HC Wainwright acted as placement agent. The transaction closed on July 10, 2023. The net proceeds to the Company were CHF 3.7 million.